May 28, 2010

VIA EDGAR

Larry Spirgel, Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Lenco Mobile Inc.
Amendment No. 6 to Registration Statement on Form 10
Filed on May 6, 2010
File Number 000-53830

Ladies and Gentlemen:

Lenco Mobile Inc., a Delaware corporation (the "Company"), has written this letter in response to the comments set forth in the comment letter of the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") dated May 13, 2010 (the "Comment Letter") relating to the above-referenced Registration Statement on Form 10 filed on November 9, 2009, and amended on November 18, 2009, December 16, 2009, January 7, 2010, February 18, 2010, April 15, 2010 and May 6, 2010 (the "Form 10").  Concurrently with the delivery of this letter we are filing an Amendment No. 7 to Form 10/A to address the comments raised in the Staff's Comment Letter.  In addition, the Staff's comments impact the Company's reports in connection with its 10-K for the year ended December 31, 2009 and its 10-Q for the quarterly period ended March 31, 2010.  We are concurrently filing amendments to those reports on Form 10-K/A and 10-Q/A respectively.

For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter.

U.S. Securities and Exchange Commission
Division of Corporation Finance
May 28, 2010

Note 8 — Contingent Liabilities, page F-21

1.           We note your response to prior comment 4 from our letter dated April 23, 2010 that you recorded a contingent liability regarding your profit warranty.  However, in accordance with paragraph 28 of SFAS 141, a contingency based on earnings should not be recorded until the contingency is resolved and additional consideration is distributable.  As such, the profit warranty should not be included in your purchase price until the contingency is resolved.  Please revise or advise.

Response:  We noted paragraph 28 of SFAS 141, but believe that we should present the full liability as of the acquisition date since the purchase consideration held more characteristics of a liability that was determinable at the Capital Supreme acquisition date as opposed to one reflecting contingent consideration based on future earnings.  In connection with our acquisition of Capital Supreme we agreed to pay purchase consideration to the selling stockholders of Capital Supreme in the amount of R25,000,000, comprised of an initial amount of R15,000,000 and an additional purchase consideration amount in the range of R10,000,000 which was to be generated through cash from operations.  The additional purchase consideration was structured as payment from cash available from net profits earned over the 18 month period following closing.    The additional purchase consideration was determinable at the purchase date and therefore was included as part of the purchase price.  As such, we have amended the balance sheets contained in our filing to classify the liability as a “Purchase consideration liability” (previously it was called a “Contingent consideration liability”) and changed our footnotes to more accurately depict this liability.

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On behalf of the Company, I hereby confirm that (a) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing and (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission
Division of Corporation Finance
May 28, 2010

Please do not hesitate to call me at (805) 308-9199 or our counsel James A. Mercer III at (858) 720-7469 with any questions or further comments you may have regarding this filing or the responses above.

Sincerely, /s/ Michael Levinsohn Michael Levinsohn Chief Executive Officer

cc:	Inessa Kessman, Senior Staff Accountant
Scott Hodgdon, Staff Attorney
James A. Mercer III, Esq. (via email)
Randal E. Gruber, CPA (via email)